Mail Stop 4561

December 22, 2008

By U.S. Mail and Facsimile to (303) 796-2870

Mr. Peter E. Kalan
Chief Executive Officer
CSG Systems International, Inc.
9555 Maroon Circle
Englewood, Colorado 80112

> **Re: CSG Systems International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Definitive Proxy Statement**
> **Filed April 10, 2008**
> **File No. 0-27512**

Dear Mr. Kalan:

    We have reviewed your response letter dated December 11, 2008 in connection with the above-referenced filings and have the following comment.

Definitive Proxy Statement Filed April 10, 2008

Compensation Discussion and Analysis, page 12

1.   We note your response to comment 7 of our letter dated November 26, 2008, in which we asked you to provide us with a quantitative and qualitative analysis of the extent that your Compensation Committee adjusted or discounted each named executive officer's annual bonus due to the named executive officer's level of achievement of personal objectives. Please provide a detailed discussion of the tasks and performances that were included in the personal objectives for each named executive officer, and quantify how each named executive officer's achievement of their individual personal objectives impacted the amount of compensation they received. In your response letter, please include a representation that you will include similar disclosure, if applicable, in future filings.

* * * * * * *

     Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

      If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428, or, in his absence, me, at (202) 551-3397.

      Sincerely,

      Jay E. Ingram
      Staff Attorney